April 13, 2010

Chris Chase

Staff Attorney

Mara Ransom

Legal Branch Chief

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, DC 20549-7010

Dear Messrs. Chase and Owings and Ms. Ransom:

We are in receipt of your letter dated April 1, 2010 containing additional comments on our Definitive Proxy Statement on Schedule 14A filed December 22, 2009. This letter follows your original letter dated March 8, 2010 and our initial response dated March 29, 2010. We have repeated each of your comments in full and the response to each such comment is noted directly below the quoted comment.

Definitive Proxy Statement on Schedule 14A

Executive Compensation and Other Information, page 9

Elements of Executive Compensation, page 10

1.	Your proposed disclosure in response to comment 11 states that Mr. Gaither’s bonus “is based on a percentage of Milkco’s earnings before taxes and payments of bonuses.” Please revise to disclose this percentage or the formula used for determining this percentage. See Item 402(b)(1)(v) of Regulation S-K.

Response: In our future proxy statements, we will provide the requested disclosure. By way of example, with respect to the definitive proxy statement for our 2010 annual meeting, we would have revised the last paragraph under Cash Incentive Bonus Awards to read as follows:

April 13, 2010

“Mr. Gaither receives a bonus equal to 0.4% of Milkco’s earnings before taxes and payment of bonuses, up to a maximum of $49,500 per year. Based on Milkco’s expected financial performance, the Company anticipates Mr. Gaither will continue to receive at or near the maximum bonus.”

2.	Your proposed disclosure in response to comments 11 and 12 appears to cite inconsistent factors used in determining your executive’s bonuses. Your response to comment 11 cites “Company profitability” and “the Executive Officer’s performance for the fiscal year.” In comparison, your response to comment 12 cites “time of service with the Company and the likelihood that the executive will continue to drive long-term shareholder value.” Please revise your proposed disclosure to consistently disclose the specific items of corporate performance that are taken into account in making your bonus compensation decisions. See Item 402(b)(2)(v) of Regulation S-K.

Response: In our future proxy statements, we will provide the requested disclosure. By way of example, with respect to the definitive proxy statement for our 2010 annual meeting, we would have replaced the first and second paragraphs under Cash Incentive Bonus Awards with the following language:

“Cash Incentive Bonus Awards. With the exception of Mr. Robert P. Ingle, annual cash bonuses are a significant component of each Executive Officer’s compensation, reflecting the Company’s belief that management’s contribution to long-term shareholder returns comes from maximizing earnings and the potential of the Company.

Other Executive Officers of the Company received a bonus, the amounts of which were subjectively determined taking into consideration Company profitability, the Executive Officer’s performance for the fiscal year to which the bonus relates, the Executive Officer’s time of service with the Company and the likelihood that the Executive Officer will continue to drive long-term shareholder value. The Company believes that compensating its Executive Officers with currently-paid cash incentives allows the Company to appropriately balance current conditions, the creation of long-term shareholder value, and the value of an experienced, stable management team. The Company in the past maintained a stock option program that was discontinued and all options granted thereunder have expired. The Company believes that, for its particular circumstances, stock options and other forms of compensation could act as disincentives to executives to place the performance of the Company and shareholder value ahead of personal gain.

This subjective determination of cash bonuses is made by Mr. Ingle, the President and Chief Operating Officer and/or the Chairman of the Board, as appropriate, and approved by the Audit/Compensation Committee. The Audit/Compensation Committee also reviews Company profitability, the Executive Officer’s performance and the entire compensation package for each Executive Officer as part of its approval of bonuses recommended by Mr. Ingle, the President and Chief Operating Officer and/or the Chairman of the Board. Neither Mr. Ingle nor the Audit/Compensation Committee used any specific metrics or studies in arriving in their subjective determinations.”

April 13, 2010

Security Ownership of Management and Certain Beneficial Owners, page 14

3.	We note your response to comment 13 of our March 8, 2010 letter. Please further revise your proposed introductory disclosure to your beneficial ownership table to clarify the statement that “None of the beneficial owners has the right to acquire additional shares of Class A or Class B Common Stock within 60 days… .” as this appears inconsistent with the fact that Class B Common Stock can be converted into Class A Common Stock at any time. In this regard, we understand that your table reflects Class A beneficial ownership as though all Class B has been converted, but this is not apparent in the context of your proposed introductory paragraph.

Response: In our future proxy statements, we will modify the paragraph immediately preceding the table so the entire paragraph reads as follows:

“The following table sets forth the number of shares of Class A Common Stock and Class B Common Stock owned beneficially as of September XX, 20XX, by each director and nominee for director, each of the executive officers of the Company named in the Summary Compensation Table, all directors and executive officers as a group, and each person known by the Company to be a beneficial owner of more than five percent (5%) of either class of the outstanding Common Stock. The table also sets forth the percentage of each class of Common Stock held by such stockholders. As of September XX, 20XX, there were 12,888,608 shares of Class A Common Stock and 11,623,651 shares of Class B Common Stock outstanding. The number of Class A shares owned beneficially assumes the conversion of each share of issued and outstanding Class B stock beneficially owned plus the current number of issued and outstanding Class A shares beneficially owned. Except as otherwise indicated, each beneficial owner has sole voting and investment power with respect to the Common Stock listed. Except for the right to convert shares of Class B to shares of Class A Common Stock on a one-for-one basis, none of the beneficial owners has the right to acquire additional shares of Class A or Class B Common Stock within 60 days of September XX, 20XX.”

Transactions with Related Persons, page 16

4.	We note your response to comment 14 of our March 8, 2010 letter. You reference “internal ethics standards” in your response. Please revise to elaborate upon the content of these standards so that it is clear how they will assist the respective Committee in considering the related party transaction for approval.

Response: In future proxy statements, we will add a new paragraph (modified from our March 29 response) following the first paragraph in the section TRANSACTIONS WITH RELATED PERSONS, as follows:

“Upon advance notification of a possible transaction with a related person, the Executive Committee or Audit/Compensation Committee will review the transaction for propriety, evidence of arm’s-length terms, and compliance with the Company’s Code of Ethics (described under the heading “ELECTION OF DIRECTORS – Code of Ethics”). The Code of Ethics establishes guidelines with respect to (among other things) conflicts of

April 13, 2010

interest, integrity and objectivity. If necessary, outside counsel will be contacted to determine compliance with applicable law and regulation. If a transaction is approved by the Executive Committee or Audit/Compensation

Committee, then the transaction is submitted to the full Board of Directors for ratification of the decision prior to execution of the transaction.”

Unless otherwise noted above, we will make the changes discussed in future Definitive Proxy Statement filings.

The Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

(2) the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing responses, please contact the undersigned at 828-669-2941, Ext. 223.

Very truly yours,
Ingles Markets, Incorporated

/s/ Ronald B. Freeman
Ronald B. Freeman Chief Financial Officer